Exhibit 1A.2A

Certificate of Formation Of Energea Portfolio 3 Africa LLC	State of Delaware Secretary of State Division of Corporations Delivered 11:36 AM 03/11/2021 FILED 11:36 AM 03/11/2021 SR 20210872751 - File Number 5461096

FIRST: The name of the limited liability company is Energea Portfolio 3 Africa LLC.

SECOND: The address of its registered office in the State of Delaware is 1013 Centre Rd. Suite 403-A in the City of Wilmington, County of New Castle, 19805. The name of its Registered Agent at such address is American Incorporators Ltd.

THIRD: The purpose of the limited liability company shall be to engage in any lawful act or activity for which a limited liability company may be formed under the Limited Liability Company law of the State of Delaware.

FOURTH: The limited liability company shall have perpetual existence.

FIFTH: Management of the limited liability company is vested in the member(s) in accordance with their ownership interests, unless this is varied by the operating agreement. A limited liability company member may not assign, either wholly or partially, the right to participate in management without the written consent of all limited liability company member(s) or as permitted by the operating agreement. From this day hence, the undersigned has fulfilled the duties of Organizer and relinquishes all further duties to the initial Member(s) of Energea Portfolio 3 Africa LLC. The initial member(s) of the limited liability company shall be:

Energea Global LLC

35 Noble Street

Brooklyn, NY 11222

SIXTH: The name and mailing address of the person forming this limited liability company at the instruction of its member(s) is as follows:

Laura Bryda

1013 Centre Road, Suite 403-A
Wilmington, DE 19805

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Energea Portfolio 3 Africa LLC on March 11, 2021.

/s/ Laura Bryda
Laura Bryda
Organizer